                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE 13D
    Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                CERES GROUP, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156772 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                              Cleveland, Ohio 44114
                                  216-736-7204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 136 Pages
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                                  SCHEDULE 13D
CUSIP NO. 156772 10 5                                       PAGE 2 OF 136 PAGES
---------- --------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           PETER W. NAUERT
---------- --------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [    ]
                                                                          ----
                                                                    (b)   [ X ]

---------- -------------------------------------------------------------------

    3      SEC USE ONLY

---------- -------------------------------------------------------------------

    4      SOURCE OF FUNDS*

           PF, BK
---------- -------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [    ]

---------- -------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
---------- -------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          2,113,454 (1)
                                        ---------------------------------------

            BENEFICIALLY                 8     SHARED VOTING POWER

              OWNED BY                  ---------------------------------------

                EACH                     9     SOLE DISPOSITIVE POWER

              REPORTING                        2,113,454 (1)
                                        ---------------------------------------
               PERSON                    10    SHARED DISPOSITIVE POWER

                WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,113,454 (1)
---------- --------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [___]
---------- --------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.5%
---------- --------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------
(1) Includes warrants to purchase 466,818 shares of common stock at $5.50 per share; warrants to purchase 500,000 shares of common stock at $6.00 per share; and non-qualified options to purchase 150,000 shares of common stock at an average price of $6.83 per share.


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CUSIP No. 156772 10 5



         This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Peter W. Nauert for the purpose of reporting certain acquisitions by Mr. Nauert of shares of common stock, par value $0.001 per share (the "Shares"), and warrants to purchase 466,818 Shares at $6.00 per Share (the "Equity Warrant"), of Ceres Group, Inc., a Delaware corporation ("Ceres").

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 is amended and supplemented as follows:

         The Shares and Equity Warrant acquired by Mr. Nauert since the filing of the original Schedule 13D Statement on April 30, 1998 (the "Original Schedule 13D") were acquired for the aggregate purchase price of approximately $5.6 million. Mr. Nauert purchased the Equity Warrant and 933,636 Shares on July 3, 1998 with the proceeds of a loan from American National Bank and Trust Company of Chicago ("ANB"). The Loan Agreement between Mr. Nauert and ANB, dated as of July 1, 1998, is attached as Exhibit 7.2 hereto. In connection with the loan, Mr. Nauert executed a Revolving Note, dated July 1, 1998, in favor of ANB that matures on June 30, 2001 (the "Note"). The Note is attached as Exhibit 7.3 hereto. The 62,000 Shares purchased on February 17, 1999 were acquired with personal funds of Mr. Nauert.

Item 4.  Purpose of Transaction.
         -----------------------

         Item 4 is amended and supplemented as follows:

         Mr. Nauert purchased 933,636 Shares and acquired the Equity Warrant in connection with Ceres' equity financing in July 1998 in which Ceres agreed to issue and sell 7,300,000 Shares at $5.50 per share and 3,650,000 Equity Warrants (the "Equity Financing"). Strategic Acquisition Partners, LLC ("SAP"), a limited liability company of which Mr. Nauert is an investor, assigned to Mr. Nauert its right to purchase the 933,636 Shares and the Equity Warrant reported herein as being acquired by Mr. Nauert pursuant to an Assignment Agreement dated as of July 1, 1998 between SAP and Mr. Nauert, which right arose under the Amended and Restated Stock Purchase Agreement by and between SAP, Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P. and Ceres, dated as of March 30, 1998. In connection with the Equity Financing, Mr. Nauert and the other investors entered into the Voting Agreement and the Stockholders Agreement, each dated as of July 1, 1998, each of which is more fully described in Item 5 below, and the Registration Rights Agreement, dated as of July 1, 1998, which is more fully described in Item 6 below. The Voting Agreement, the Stockholders Agreement and the Registration Rights Agreement are attached hereto as Exhibits 7.4, 7.5 and 7.6, respectively, and are incorporated herein by reference.

         In connection with the Equity Financing, Mr. Nauert was elected as President and Chief Executive Officer of Ceres and was elected to the Board of Directors of Ceres.

         Mr. Nauert and Ceres entered into an employment agreement, dated as of June 30, 1998, that commenced on July 1, 1998 and terminates on July 1, 2001 (the "Employment Agreement"). The following is a summary of the Employment Agreement and is not intended to be a complete description. Reference is made to the full text of the Employment Agreement, which is attached hereto as Exhibit
7.7 and incorporated herein by reference. The Employment Agreement provides,




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CUSIP No. 156772 10 5

among other things, for (1) a stock award in lieu of annual compensation (the "Stock Award"), plus a cash payment equal to the taxes payable on the Stock Award, if Mr. Nauert is employed by Ceres on July 1, 2001; (2) options to purchase 500,000 Shares (the "Stock Options"); and (3) incentive pay for each year of employment equal to 5% of the amount by which Ceres' pre-tax income for such year exceeds the base case for each year of employment as set forth in the Employment Agreement. If Mr. Nauert is employed by Ceres on July 1, 2001, Mr. Nauert shall receive the Stock Award of the number of Shares equal to: (i) $1,000,000 divided by the closing price of the Shares on July 3, 1998, plus (ii) $1,000,000 divided by the average closing price of the Shares for the period from July 1, 1999 to July 1, 2000, plus (iii) $1,000,000 divided by the average closing price of the Shares for the period from July 1, 2000 to July 1, 2001. The Stock Options were granted to Mr. Nauert on July 1, 1998 with 30% of the Stock Options, or 150,000 Shares, vesting immediately. The remainder of the Stock Options vest as follows: (i) 20% vest on July 1, 1999; (ii) 20% vest on July 1, 2000; and (iii) 30% vest on July 1, 2001. The exercise price of the Stock Options is as follows: (i) 100,000 at $6.50 per Share; (ii) 100,000 at $7.50 per Share; (iii) 100,000 at $8.50 per Share; (iv) 100,000 at $9.50 per
Share; and (v) 100,000 at $10.50 per Share.

         Mr. Nauert purchased 62,000 Shares on February 17, 1999 in connection with Ceres' private placement offering of 2,000,000 Shares (the "Private Placement Offering"). In connection with the Private Placement Offering, Mr. Nauert entered into a Stock Subscription Agreement with Ceres, dated December 15, 1998, which is attached hereto as Exhibit 7.8 and incorporated herein by reference. The Stock Subscription Agreement provides that the Shares purchased by Mr. Nauert in the Private Placement Offering will be bound by and subject to the Stockholders Agreement and the Voting Agreement, as more fully described in
Item 5 below, and that the 62,000 Shares purchased by Mr. Nauert will be "Registrable Shares" as defined in the Registration Rights Agreement, as more fully described in Item 6 below.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by Ceres and information provided by Ceres to Mr. Nauert, there are 13,495,172 Shares outstanding. If the Equity Warrant, Mr. Nauert's warrant to purchase 500,000 Shares issued in connection with the Guaranty (as described more fully in Item 4 to the Original Schedule 13D) (the "Guarantee Warrant"), and 150,000 vested Stock Options were fully exercised, there would be 14,611,990 Shares outstanding (the "Diluted Shares").

         Mr. Nauert beneficially owns 2,113,454 Shares, assuming full exercise of the Equity Warrant, the Guaranty Warrant and 150,000 Stock Options, or approximately 14.5% of the Diluted Shares.

         Pursuant to the Voting Agreement dated as of July 1, 1998 (the "Closing Date") by and among Ceres; Insurance Partners, L.P. ("IP Delaware"); Insurance Partners Offshore (Bermuda), L.P. ("IP Bermuda" and together with IP Delaware, "Insurance Partners"); SAP; Turkey Vulture Fund XIII, Ltd. (the "Fund"); Michael
A. Cavataio; Mercantile Bank of Northern Illinois, Trustee of the Conseco Stock Option Director Plan FBO Michael Cavataio #08590033; Mercantile Bank of Northern Illinois, Trustee of the Conseco Stock Option Director Plan FBO Michael Cavataio




                              Page 4 of 136 Pages
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CUSIP No. 156772 10 5

#08590034; Karon Hill; Val Rajic; Marc C. Krantz; Krantz Family Limited Partnership; Medical Mutual of Ohio; United Payors and United Providers, Inc.; Howard R. Conant; Joseph Cusimano IRA; Leg Partners SBIC, L.P.; Lunn-Ceres, LLC; Stifel, Nicolaus & Co., Custodian for Michael A. Cavataio IRA; Charles E. Miller, Jr.; Glen A. Laffoon; Bruce Henry; Stifel, Nicolaus & Co., Custodian for Kenneth A. Mannino IRA; Sally J. Krogh; John Cochrane; Andrew A. Boemi; and Mr. Nauert (collectively, the "Stockholders"), and attached hereto as Exhibit 7.4 (the "Voting Agreement"), the Stockholders have agreed to cause the Board of Directors of Ceres to consist of nine directors, some or all, as applicable, of whom shall consist of the following individuals: (i)(a) four individuals designated by Insurance Partners, so long as IP Delaware, IP Bermuda, their respective affiliates, the respective officers, directors, and employees of the foregoing, and the respective limited partners of IP Delaware and IP Bermuda (collectively, the "IP Group") own Shares equal to at least 75% of the Shares owned by the IP Group on the Closing Date, (b) three individuals designated by Insurance Partners, so long as the IP Group owns Shares equal to at least 50%, but less than 75% of the Shares owned by the IP Group on the Closing Date, (c) two individuals designated by Insurance Partners, so long as the IP Group owns Shares equal to at least 25%, but less than 50%, of the Shares owned by the IP Group on the Closing Date, and (d) one individual designated by Insurance Partners, so long as the IP Group owns Shares equal to at least 10%, but less than 25%, of the Shares owned by the IP Group on the Closing Date; (ii) (a) two individuals designated by SAP, so long as SAP and its affiliates (the "SAP Group") own Shares equal to at least 50% of the Shares owned by the SAP Group on the Closing Date, and (b) one individual designated by SAP, so long as the SAP Group owns Shares equal to at least 10%, but less than 50% of the Shares owned by the SAP Group on the Closing Date; (iii) one individual designated by the Fund, so long as the Fund and its affiliates (the "Osborne Group"), own Shares equal to at least 25% of the Shares owned by the Osborne Group on the Closing Date; (iv) John F. Novatney, Jr. until the earlier to occur of (A) December 31, 1999 or (B) the first date as of which Ceres does not have a class of equity securities registered under the Securities Exchange Act of 1934 (the "Exchange Act"); and (v) Fred Lick, Jr. until the earlier to occur of (A) December 31, 1999, (B) the first date as of which Ceres does not have a class of equity securities registered under the Exchange Act or (C) expiration of the remaining term of his employment agreement with Ceres, as amended; provided that so long as Ceres has a class of equity securities registered under the Exchange Act, at least two directors remaining on the Board of Directors shall be "independent" as such term is defined under applicable Nasdaq National
Market System, Inc. standards (such directors are referred to herein as "Independent Directors"); provided that none of Insurance Partners, SAP, or the Fund shall be required to designate an individual that constitutes an Independent Director so long as two individuals who constitute Independent Directors are nominated to serve as directors and Insurance Partners, SAP, and the Fund vote for their election; and provided further that Ceres shall not voluntarily be delisted from the Nasdaq National Market System, Inc. except in connection with a going private transaction or if Ceres becomes listed on another national securities exchange. Under Nasdaq National Market System, Inc. standards, the term "independent director" means a person other than an officer or employee of Ceres or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Voting Agreement, each of the Stockholders and their respective transferees, granted each of IP Delaware, SAP and the Fund a proxy to vote the Shares held by such person, in the event such person fails to vote its Shares in accordance with the foregoing provisions of this paragraph.




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CUSIP No. 156772 10 5

         The Voting Agreement further provides that no Stockholder may effect, cause to be effected, or permit any voluntary or involuntary sale, assignment, or transfer ("Transfer") of any Shares or any interest therein, except for Transfers pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), unless the transferee agrees to be bound by the provisions of the Voting Agreement and the Stockholders Agreement (as defined below) and such Transfer is, where applicable, made in compliance with the terms of the Stockholders Agreement. Any Transfer not complying with the provisions of the Voting Agreement will be void ab initio, shall not be effective for any purpose, and any purported transferee of such a Transfer shall not acquire any right or interest in such Shares. This description of the Voting Agreement is not and does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 7.4.

         In addition, Ceres and the Stockholders entered into the Stockholders Agreement dated as of July 1, 1998 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, each of the Stockholders is provided certain rights in respect of its outstanding Shares in the event of certain sales of Shares by other Stockholders. Specifically, if Insurance Partners disposes of Shares representing more than 20% of the outstanding Shares, the IP Group has the right to require each non-selling Stockholder (each, a "Co-Seller") to transfer a portion of its Shares which represents the same percentage of the fully diluted Shares held by such Co-Seller as the Shares being disposed of by the IP Group represent of the fully diluted Shares held by the IP Group. All Shares transferred pursuant to the foregoing provision of the Stockholders Agreement will be sold at the same price and time and otherwise be treated identically with the Shares being sold by the IP Group.

         The Stockholders Agreement further provides that if any Stockholder desires to effect a transfer of Shares (other than a transfer in an underwritten public offering pursuant to an effective registration statement under the Securities Act) representing more than 20% of the outstanding Shares, then the selling Stockholder must make an offer to each Co-Seller to include in the proposed sale a portion of such Co-Seller's Shares which represents the same percentage of such Co-Seller's fully diluted Shares as the Shares being sold by the selling Stockholder represent of its fully diluted Shares. This description of the Stockholders Agreement is not and does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 7.5.

         Because of the Voting Agreement and Stockholders Agreement, Mr. Nauert and the other Stockholders may be deemed to be a group within the meaning of
Section 13(d)(3) of the Exchange Act. If the Stockholders are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, Mr. Nauert may be deemed to beneficially own 15,289,750 Shares(2), or approximately 80.5% of the Shares that would be outstanding if each Stockholder had exercised their respective outstanding rights to purchase Shares (including options not presently exercisable). Mr. Nauert disclaims beneficial ownership of the Shares held by the other Stockholders.
----------------
(2) Includes: (i) 466,818 Equity Warrants, 500,000 Guarantee Warrants, 996,636 Shares and non-qualified options to purchase 500,000 Shares owned by Mr. Nauert; and (ii) 3,183,182 Equity Warrants, 500,000 Guarantee Warrants, 8,793,114 Shares, and non-qualified option to purchase 350,000 Shares owned by the other Stockholders.




                              Page 6 of 136 Pages
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CUSIP No. 156772 10 5


         (b) Except as set forth in the Voting Agreement and the Stockholders Agreement, Mr. Nauert has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

         (c) Since the filing of the Original Schedule 13D, Mr. Nauert (1) acquired the Equity Warrant to purchase 466,818 Shares from Ceres on July 3, 1998; (2) purchased 933,636 Shares from Ceres on July 3, 1998 for $5.50 per share; (3) was granted 500,000 Stock Options (150,000 of which are presently exercisable); and (4) purchased 62,000 Shares from Ceres on February 17, 1999 for $7.50 per share.

         (d)      Not Applicable.

         (e)      Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationship with
             --------------------------------------------------------------
             respect to Securities of the Issuer.
             -------------------------

         Item 6 of Schedule 13D is hereby amended and supplemented as follows:

         Reference is hereby made to (i) the Loan Agreement attached hereto as
Exhibit 7.2; (ii) the Note attached hereto as Exhibit 7.3; (iii) the Voting Agreement attached hereto as Exhibit 7.4; (iv) the Stockholders Agreement, attached hereto as Exhibit 7.5; (v) the Registration Rights Agreement, dated as of July 1, 1998, as amended February 17, 1999, by and among Ceres and the Stockholders, and attached hereto as Exhibit 7.6, which provides Mr. Nauert and the other Stockholders with certain rights to have their Shares registered pursuant to the Securities Act, including the right of Mr. Nauert to one demand registration at the expense of Ceres; (vi) the Employment Agreement, attached hereto as Exhibit 7.7; and (vii) the Stock Subscription Agreement, attached hereto as Exhibit 7.8.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

                  Exhibit 7.2       --      The Loan Agreement

                  Exhibit 7.3       --      The Note

                  Exhibit 7.4       --      The Voting Agreement

                  Exhibit 7.5       --      The Stockholders Agreement

                  Exhibit 7.6       --      The Registration Rights Agreement

                  Exhibit 7.7       --      The Employment Agreement

                  Exhibit 7.8       --      The Stock Subscription Agreement




                              Page 7 of 136 Pages
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CUSIP No. 156772 10 5


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 10, 1999

                                     By: /s/ Peter W. Nauert
                                         -----------------------
                                            Peter W. Nauert






                              Page 8 of 136 Pages
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CUSIP No. 156772 10 5


                                  EXHIBIT INDEX


Exhibit 7.2 Loan Agreement, dated as of July 1, 1998, by and between American National Bank and Trust Company of Chicago and Peter W. Nauert

Exhibit 7.3  Revolving Note, dated July 1, 1998, delivered by
             Peter W. Nauert in favor of American National Bank and Trust Company of Chicago

Exhibit 7.4  Voting Agreement, as of July 1, 1998, by and among
             Ceres Group, Inc. (as successor-in-interest to Central Reserve Life Corporation) and the security holders listed on the signature pages thereof

Exhibit 7.5 Stockholders Agreement, as of July 1, 1998, by and among Ceres Group, Inc. (as successor-in-interest to Central Reserve Life Corporation) and the security holders listed on the signature pages thereof

Exhibit 7.6 Registration Rights Agreement, dated as of July 1, 1998, by and among Ceres Group, Inc. (as successor-in-interest to Central Reserve Life Corporation) and the persons and entities set forth on the signature pages attached thereto and as amended through Amendment No. 1 to the Registration Rights Agreement, dated as of February 17, 1999

Exhibit 7.7 Employment Agreement dated June 30, 1998, by and between Peter W. Nauert and Ceres Group, Inc. (as successor-in-interest to Central Reserve Life Corporation)

Exhibit 7.8 Stock Subscription Agreement dated December 15, 1998 by and between Peter W. Nauert and Ceres Group, Inc. (as successor-in-interest to Central Reserve Life Corporation)




                              Page 9 of 136 Pages